UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

November 11, 2004

CORNERSTONE INTERNET SOLUTIONS COMPANY
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

001-13360	22-3272662
(Commission File No.)	(IRS Employer ID)

PO 395
795 Bloomfield Avenue
West Caldwell, New Jersey 07006-6701

(Address of principal executive offices and Zip Code)

973-226-4273
(Registrant's telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT
TO SEND THE COMPANY A PROXY

Introduction

This Information Statement, which is being filed with the Securities and Exchange Commission on or about November 11, 2004, is being filed in connection with an anticipated change in control of the Board of Directors of the Company (the "Board"). This change in control is to be made pursuant to an Agreement and Plan of Merger dated as of August 13, 2003 (the "Agreement") by and between the Company and Total Visions Network, Inc., a private Delaware corporation in the business of providing specialized software designed for the leisure and entertainment industry to create a revolutionary concept for the presentation of large show events using an original proprietary concept entitled "Total Vision Immersion" where the audience forms an integral part of the scene in a unique multi-sensorial experience ("TVN"). TVN is also looking for other businesses to expand into. Copies of the Agreement may be examined by appointment at Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, counsel to the Company, at 750 Lexington Avenue, 23rd Floor, New York, New York 10022. Appointments can be scheduled between the hours of 10 a.m. and 4 p.m. every business day between November 12, 2004 and the Closing Date (as hereinafter defined) by calling Ronald Itzler, Esq. at 212-888-8200.

Pursuant to the Agreement, at the Closing (as hereafter defined), the Company will issue to the shareholders of TVN 9,300,000 shares of common stock which shall constitute 93% of the number of Common Shares to be outstanding immediately following the Closing, on a fully-diluted basis. Following the Closing the Company will engage in the business of making sales of the boat engine business of TVN as TVN expects to transfer out its multimedia entertainment business at or prior to the Closing.

Pursuant to the Plan of Reorganization approved by the United States Bankruptcy Court, Southern District of New York (the "Bankruptcy Court"), at the Closing, the following actions will occur: (1) in addition to the shares issued to the shareholders of TVN, the pre-bankruptcy creditors will receive an aggregate of 400,000 shares, the current shareholders will receive an aggregate of 200,000 shares and Mr. Gyenes, the current CEO, will receive 100,000 shares as part of a consulting agreement; and (2) TVN will transfer to the Company all of its remaining assets and liabilities. The Closing of these transactions, which will take place after compliance with the federal securities laws, is anticipated to occur on or before December 15, 2004. The date on which the Closing shall take place is referred to herein as the "Closing Date." Following the Closing it is anticipated that the Company will change its name and its trading symbol.

No action is required by the stockholders of the Company in connection with the designation of the new member of the Board ("the TVN Designee"). However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires filing this Information Statement with the SEC and mailing it to the Company's stockholders. Inasmuch as there are currently no stockholders due to the action of the Bankruptcy Court, as per the instructions received from a staff member of the SEC, this Information Statement will only be filed with the SEC and is not being mailed to anybody.

The information contained in this Information Statement concerning TVN, the business of TVN and the TVN Designee has been furnished to the Company by persons affiliated with TVN, and the Company assumes no responsibility for the accuracy or completeness of such information.

Voting Securities

The Company's common stock, of which none is now currently deemed to be outstanding, is the only class of voting securities of the Company entitled to vote for the election of directors. Each share is entitled to one vote. The Board currently consists of three members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal. At or prior to the Closing two of the directors of the Company will resign leaving only Andrew Gyenes and he will resign at the Closing after appointing the TVN Designee to the Board.

THE BOARD OF DIRECTORS
THE TVN DESIGNEE

The TVN Designee does not own any equity securities of the Company. Biographical information concerning the TVN Designee and the current directors and executive officers of the Company is presented below.

With respect to the TVN Designee, the following table, prepared from information furnished to the Company by TVN, sets forth the name, age, present principal occupation or employment and five-year employment history for the person who will be designated by TVN as the TVN Designee. Following the Closing, the Company may choose additional directors, subject to the requirements of Rule 14f-1. The business address of the TVN Designee is 400 St-Jacques Street, Suite 402, Montreal, Quebec, Canada H3Y 1S1.

NAME	AGE	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS:
J. Michel de Montigny	46	See below.

J. Michel de Montigny

Mr. de Montigny founded TVN in June 2003 and is its President, CEO and sole director since such date. Prior thereto, from 1998 to 2003 he was the founder of GSI Technologies USA Inc., a public Delaware corporation engaged in the outdoor advertising industry ("GSI"). He was on GSI's board from 1998 to September 2001 at which time he was also its CEO. Mr. de Montigny was director of operations and director of marketing in a variety of private companies before becoming president in 1988 of College Inter-Dec, a technical college in Montreal. As an advertising and marketing consultant, he was the driving force behind Montreal's most innovative advertising campaigns of the 1990's. A consultant to companies such as Labatt, Budweiser, and Michelin, he was also involved in projects creating an interactive bus shelter for Budweiser, special effects for the film Mortal Kombat (Alliance Films), and the inauguration campaign for a new Air Canada aircraft. He was president of Groupe Actuel Design from 1990 to 1992, crafting the design concepts behind the Bell Canada Teleboutiques, the Yves Rocher boutiques and the Societe des Alcools du Quebec stores. He founded Solcom Group in 1995, and GSI Technologies in 1998, in order to serve today's multimedia and communications industries. Mr. de Montigny completed his MBA at the University of Quebec.

As stated above, TVN has advised the Company and its Board that following the consummation of the transactions contemplated by the Agreement, the Company will engage in the business of selling the boat engines and will continue to seek to increase sales.

TVN has advised the Company that the TVN Designee is not now (and never has been) a director of, or hold any position with, the Company and the TVN Designee does not now (and never has) beneficially own any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission. The TVN Designee has no family relationship with any current director or executive officer of the Company.

TVN has advised the Company that the person listed in the table above has consented to act as a director, and that during the last five years he has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation 8-K promulgated by the SEC.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Officers and Directors

The current officers and directors of the Company are listed below. At (or before) the Closing, all of the officers and directors of the Company will resign all of their positions with the Company.

Name	Age	Position
Andrew Gyenes	67	Chairman of the Board
Peter Gyenes	58	Director
Harrison Weaver	71	Director

Andrew Gyenes has been Chairman of the Board since January 1994, and was Chief Executive Officer of the Company from January 1994 to December 1997. He was President of the Company from January 1994 through May 1994. Mr. Gyenes has been Chairman of the Board of the Company's subsidiary, B2Bgalaxy.com, Inc. ("B2Bgalaxy"), since March 1999. For more than five years before joining the Company, Mr. Gyenes was Vice President of Gyenes & Co., a computer software consulting company, and Marketing Manager of Ann-Mar Manufacturing, Inc. ("Ann-Mar"), a family owned textile company. Mr. Gyenes continued in such positions on a part-time basis through January 1995, and since January 1995, has been a consultant to Ann-Mar. Most of Mr. Gyenes' career has been in the computer industry, including positions with Warner Communications (last serving as an Assistant Vice President responsible for Worldwide Information Systems), with IBM Corporation (last serving as Eastern Regional Manager for Scientific Systems at Service Bureau Corporation, a former wholly-owned IBM subsidiary), and with Western Union (last serving as Assistant Vice President of Data Processing).

Peter Gyenes has served as a director of the Company since January 1995. Mr. Peter Gyenes was appointed Chief Executive Officer of Informix Corporation ("Informix" and currently called Ascential Software Corp.) in July 2000. He had served as an Informix board member since the acquisition of Ardent Software, Inc. ("Ardent"), formerly VMARK Software, Inc., by Informix in March 2000. Mr. Peter Gyenes served as Chairman, Chief Executive Officer, and President of Ardent at the time of the acquisition, and prior to that time had served as Executive Vice President, International Operations and Worldwide Sales since August 1996. From May 1996 to August 1996, he served as Executive Vice President of International Operations of Ardent. Mr. Gyenes served as President and Chief Executive Officer of Racal InterLan, Inc., a leading supplier of local area networking products, from May 1995 to May 1996. Since January 1986, he has also served as a director of Axis Computer Systems, Inc. From January 1994 to April 1995 he was President of the Americas Division of Fibronic International, Inc. and from August 1990 to December 1993, Vice President and General Manager of Data General Corporation's international operations and mini-computer business unit. Mr. Peter Gyenes has also held management, marketing, sales and technical positions with Encore Computer, Prime Computer, Xerox and IBM. Mr. Peter Gyenes is the brother of Andrew Gyenes, Chairman of the Board of the Company.

Harrison Weaver has been a director of the Company since December 1993. He was a Vice President of the Company from December 1993 through May 1994. Mr. Weaver was a Director and Officer of The Continuum Group, Inc. ("Continuum"). In September 1995 Continuum applied for protection under Chapter 11 of the United States Bankruptcy Code. In 1999, Continuum came out of bankruptcy. Mr. Weaver is the founder and President of Weaver Associates, a diversified printing concern located in Cranford, New Jersey, which has been in business for over 25 years. He served for thirteen years as President of the New Jersey State Opera, becoming President Emeritus in 1987. Mr. Weaver has received many distinguished achievement awards, including the Governor's Award Medal for outstanding contributions to the Arts for the State of New Jersey in 1978.

Board of Directors

Each director is elected at the Company's annual meeting of stockholders and holds office until the next annual meeting of stockholders, or until his successor is elected and qualified. At present, the Company's bylaws require no more than one director. Currently, there are three directors of the Company. The bylaws permit the Board to fill any vacancy and the new director may serve until the next annual meeting of stockholders or until his successor is elected and qualified. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contracts, at the discretion of the Board.

Executive Compensation

During the three fiscal years ended May 31, 2004, the Company did not pay any compensation of any kind to any of its executive officers or directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pursuant to the order of the Bankruptcy Court, the Company does not currently have any shares outstanding. As disclosed above, the shareholders of the Company prior to the Bankruptcy Court order will receive an aggregate of 200,000 shares (2% of the issued and outstanding shares); the creditors designated by the Bankruptcy Court will receive an aggregate of 400,000 shares (4% of the outstanding shares); and Mr. Andrew Gyenes will receive an additional 100,000 shares pursuant to the terms of a Consulting Agreement to be entered into at Closing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None, other than the Consulting Agreement with Mr. Gyenes described above.

THE COMPANY HAS SENT YOU THIS INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER. NO VOTE OR OTHER ACTION IS REQUIRED OF YOU AS A STOCKHOLDER OF THE COMPANY IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

VERY TRULY YOURS,
CORNERSTONE INTERNET SOLUTIONS COMPANY